EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

DDC ENTERPRISE LIMITED

November 29, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/27664

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

112924

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS NO. 1–4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor;	☐	☐	☐
2. To consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each on a basis ranging from no consolidation to a consolidation of 1:25 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board of Directors and with the shareholders hereby waiving their rights to any fraction of a share resulting from the Share Consolidation, and concurrently with the Share Consolidation increasing the authorized share capital by a commensurate amount, and creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000;	☐	☐	☐
3. To approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 3,200,000 Class A Ordinary Shares to 5,200,000 Class A Ordinary Shares; and	☐	☐	☐
4. To approve to direct the chairman of the special meeting to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR the Proposals.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

DDC ENTERPRISE LIMITED

November 29, 2024

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-201-299-4446** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiconnect.com/228736879 (password: ddc2024) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/27664

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

112924

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS NO. 1–4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor;	☐	☐	☐
2. To consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each on a basis ranging from no consolidation to a consolidation of 1:25 (the "Share Consolidation"), with the exact amount within that range to be determined by the Board of Directors and with the shareholders hereby waiving their rights to any fraction of a share resulting from the Share Consolidation, and concurrently with the Share Consolidation increasing the authorized share capital by a commensurate amount, and creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000;	☐	☐	☐
3. To approve the amendments to 2023 Employee Share Option Plan ("2023 ESOP") to provide for an increase in the total amount of the Company's class A ordinary shares, par value $0.016 (the "Class A Ordinary Shares") that can be awarded under the 2023 ESOP from 3,200,000 Class A Ordinary Shares to 5,200,000 Class A Ordinary Shares; and	☐	☐	☐
4. To approve to direct the chairman of the special meeting to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the "Adjournment Proposal").	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR the Proposals.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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DDC ENTERPRISE LIMITED

Proxy for Extraordinary General Meeting of Shareholders on November 29, 2024

Solicited on Behalf of the Board of Directors

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the "**Meeting**") of holders of ordinary shares (the "Ordinary Shares") (the "shareholders") of DDC Enterprise Limited (the "**Company**") will be held virtually on November 29, 2024, at 9:00 a.m., Eastern Time. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting. The board of directors of the Company has determined to convene and conduct the meeting in a virtual meeting format at https://web.lumiconnect.com/228736879 (password: ddc2024). Shareholders will NOT be able to attend the Meeting in person. This proxy statement includes instructions on how to access the virtual meeting and how to listen and vote from home or any remote location with Internet connectivity.

(Continued and to be signed on the reverse side)